EXHIBIT H
October 27, 2008
Special Committee of the Board of Directors
     of International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, AL 36602
Gentlemen:
     It has been more than four months since my June meeting with Niels M. Johnsen, when I first raised with him the possibility of completing a business combination transaction between Liberty and International Shipholding (ISH). It has also been more than seven weeks since we delivered to you a written proposal to acquire ISH for $25.75 per share in cash, and six weeks since you announced the formation of a special committee of the Board to evaluate our proposal. We were therefore surprised to learn that only recently did you finally appoint an independent financial advisor to assist the special committee in its review of our proposal. This appointment, and the review process that the committee is apparently only now commencing, frankly should have occurred months ago. Your dilatory tactics, including your continuing refusal to meet with us, only raise questions regarding the ISH Board’s commitment to maximizing value for all its shareholders.
     We have waited for weeks for either the ISH Board, management or their advisors to contact us to commence our due diligence process and negotiation of definitive merger documentation. In the interim, the global economic turmoil that has engulfed world markets has accelerated, negatively affecting our industry as well as the terms of any financing we may incur to complete the transaction. Notwithstanding the foregoing, we are still committed to acquiring ISH. This is evidenced by the fact that, despite recent events, we have increased our position in the company since we made our offer public. As of today we control more than 9% of ISH’s outstanding shares.
     I have instructed our counsel to deliver today to your counsel a form of confidentiality agreement that we are prepared to execute in order to immediately move forward with due diligence. Your fiduciary duties to your shareholders require no less. Our management and advisors will also be available at any time to assist you and your advisors. Any further delay on your part will be an absolute disservice to your shareholders, particularly the disinterested shareholders you are legally obligated to represent as independent directors.
     Despite your actions to date, we still hope to engage in a cooperative process that allows us to maximize value for our respective shareholders. We would appreciate hearing from you in a timely manner.

Very truly yours,
/s/ Philip J. Shapiro

Philip J. Shapiro
Chairman of the Board, President and Chief Executive Officer Projection LLC